

Mail Stop 3720

April 24, 2009

Harley E. Barnes III
Chief Financial Officer
RF Monolithics, Inc.
4441 Sigma Road
Dallas, TX 74244

   Re: **RF Monolithics, Inc.**
     Form 10-K for the Fiscal Year Ended August 31, 2008
     Filed November 24, 2008 and Amendments Filed December 5, 2008 and
     April 23, 2009
     File No. 0-24414

Dear Mr. Barnes:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director